UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 3)

                             Penn Octane Corporation
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    707573101
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                                 (CUSIP Number)

                                  May 17, 2007
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             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          |X| Rule 13d-1(b)

          |_| Rule 13d-1(c)

          |_| Rule 13d-1(d)

CUSIP No.707573101

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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Strategic Turnaround Equity Partners, LP (Cayman)         98-0498777
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|
                                                                (b) |X|
                                                                Joint Filer
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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
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  NUMBER OF       5.    SOLE VOTING POWER

   SHARES               0
                  --------------------------------------------------------------
BENEFICIALLY      6.    SHARED VOTING POWER

  OWNED BY              1,339,605
                  --------------------------------------------------------------
    EACH          7.    SOLE DISPOSITIVE POWER

  REPORTING             0
                  --------------------------------------------------------------
   PERSON         8.    SHARED DISPOSITIVE POWER

    WITH                1,339,605
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,339,605
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                |_|
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.70% *
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12.   TYPE OF REPORTING PERSON*

      PN
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* On the basis of 15,386,187 shares of Common Stock reported by the Company to be issued and outstanding as of May 14, 2007 in the Company's latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on May 21, 2007.

CUSIP No.707573101

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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Galloway Capital Management, LLC                          90-0000838
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|
                                                                (b) |X|
                                                                Joint Filer
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
  NUMBER OF       5.    SOLE VOTING POWER

   SHARES               0
                  --------------------------------------------------------------
BENEFICIALLY      6.    SHARED VOTING POWER

  OWNED BY              1,339,605
                  --------------------------------------------------------------
    EACH          7.    SOLE DISPOSITIVE POWER

  REPORTING             0
                  --------------------------------------------------------------
   PERSON         8.    SHARED DISPOSITIVE POWER

    WITH                1,339,605
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,339,605
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.70% *
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* On the basis of 15,386,187 shares of Common Stock reported by the Company to be issued and outstanding as of May 14, 2007 in the Company's latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on May 21, 2007.

CUSIP No. 707573101

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce Galloway
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) |_|
                                                                (b) |X|
                                                                Joint Filer
--------------------------------------------------------------------------------
3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
  NUMBER OF       5.    SOLE VOTING POWER

   SHARES               321,148
                  --------------------------------------------------------------
BENEFICIALLY      6.    SHARED VOTING POWER

  OWNED BY              1,411,305
                  --------------------------------------------------------------
    EACH          7.    SOLE DISPOSITIVE POWER

  REPORTING             321,148
                  --------------------------------------------------------------
   PERSON         8.    SHARED DISPOSITIVE POWER

    WITH                1,411,305
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,732,453 (1)
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11.26% *
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------
* On the basis of 15,386,187 shares of Common Stock reported by the Company to be issued and outstanding as of May 14, 2007 in the Company's latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on May 21, 2007 1

(1)Of the total 1,732,453 shares: (i) 321,148 shares of Common Stock are owned by Mr. Galloway, (ii) 54,200 shares of Common Stock held by Mr. Galloway's children, Justin and Alana, for which Mr. Galloway has the power to vote and dispose, (iii) 16,500 shares of the Common Stock are owned by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner ("RexonGalloway")for which Mr. Galloway retains full investment and voting discretion, (iv) 1,000 shares of the Common Stock are owned by Jacombs Investment Inc., of which Mr. Galloway is an officer and primary shareholder and
(v) 1,339,605 shares of Common Stock are held by Strategic Turnaround Equity Partners, LP (Cayman) ("STEP"). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP.

CUSIP No. 707573101

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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Gary Herman
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) |_|
                                                                (b) |X|
                                                                Joint Filer
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
  NUMBER OF       5.    SOLE VOTING POWER

   SHARES               0
                  --------------------------------------------------------------
BENEFICIALLY      6.    SHARED VOTING POWER

  OWNED BY              1,339,605
                  --------------------------------------------------------------
    EACH          7.    SOLE DISPOSITIVE POWER

  REPORTING             0
                  --------------------------------------------------------------
   PERSON         8.    SHARED DISPOSITIVE POWER

    WITH                1,340,605
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,340,605 (1)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.71% *
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* On the basis of 15,386,187 shares of Common Stock reported on the Company to be issued and outstanding as of May 14, 2007 in the Company's latest Quarterly report on Form 10-Q, as filed with Securities and Exchange Commission on May 21, 2007.

(1) Of the total 1,340,605 (i) 1,000 shares of Common Stock are held by FBR, Inc. of which Mr. Herman has the power to vote and dispose; and (ii) 1,339,605 shares owned by STEP. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP.

Item 1(a). Name of Issuer:

            Penn Octane Corporation (the "Issuer")
            --------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices:

            77-530 Enfield Lane, Bldg. D, Palm Desert, California
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Item 2(a). Name of Persons Filing:

            Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC, Bruce Galloway and Gary Herman
            --------------------------------------------------------------------

Item 2(b). Address of Principal Business Office, or if None, Residence:

            The principal business address for STEP is c/o Stuarts Corporate Services, Ltd., P.O. Box 2510 GT, 4th Floor, One Cayman Financial Centre, 36A Dr. Roy's Drive, Georgetown, Grand Cayman, Cayman Isalnds. STEP is managed by Galloway Capital Management, LLC with its principal business address at 720 Fifth Avenue, 10th Floor, New York, NY 10019.

            The principal business address for Galloway Capital Management, LLC, Messrs. Galloway and Herman is 720 Fifth Avenue, 10th floor, New York, New York 10019.

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Item 2(c). Citizenship:

StEP is a limited partnership founded under the laws of the Cayman Islands.

Galloway Capital Management, LLC, Messrs. Galloway and Herman are citizens of the United States.

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Item 2(d). Title of Class of Securities:

            This statement on Schedule 13G is being filed with respect to Common Stock, $0.01 par value per share (the "Common Stock") of the Issuer.

            --------------------------------------------------------------------

Item 2(e). CUSIP Number:

            707573101
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

      (a)   |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

      (d)   |_|   Investment company registered under Section 8 of the
                  Investment Company Act.

      (e)   |_|   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

      (g)   |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

      (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:

            The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

            --------------------------------------------------------------------

      (b) Percent of class:

            The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

            --------------------------------------------------------------------

      (c) Number of shares as to which such person has:

            The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

      The purpose of this Filing is to reflect the ownership by the Reporting Persons in the shares of the Issuer. Mr. Galloway owns approximately 20% of the partnership interests in STEP as of December 31, 2006.

      Strategic Turnaround Equity Partners, L.P. (Cayman): 1,339,605 Bruce Galloway: 1,732,453(1)(2)
      Gary Herman: 1,340,605(1)(2)

(1) 321,148 shares owned by Mr. Galloway's Individual Retirement Account, 54,200 shares held by Mr. Galloway's children for whom Mr. Galloway has the power to vote and dispose, 16,500 shares owned by RexonGalloway Capital Growth, LLC, for which Mr. Galloway has the power to vote and dispose, 1,000 shares are owned by Jacombs Investments, Inc. for which Mr. Galloway has the power to vote and dispose, and 1,339,605 shares held by Strategic Turnaround Equity Partners, L.P. (Cayman)("STEP").

Mr. Galloway and Mr. Herman are the managing members of Galloway Capital Management, LLC, the general partner of STEP and share the power to vote and dispose the shares owned by STEP. As a result, Mr. Galloway may be deemed to directly beneficially own the shares held by his children, Jacombs and may be deemed indirectly beneficially own, together with Mr. Herman, the shares held by STEP. Mr. Galloway disclaims beneficial ownership of the shares directly beneficially owned, together with Mr. Herman, by STEP, except to the indirect interests by virtue of Mr. Galloway being, together with Mr. Herman, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.

(2) Reflects (i) 1,000 shares of Common Stock held by FBR, Inc. and (ii) 1,339,605 shares owned by STEP. Mr. Herman has the power to vote and dispose of the shares of Common Stock held by FBR, Inc. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for his interests therein by virtue of being a member of Galloway Capital Management LLC).

Mr. Herman and Mr. Galloway are managing members of Galloway Capital Management, LLC, the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Herman may be deemed to directly beneficially own the shares held by FBR and may be deemed indirectly beneficially own, together with Mr. Galloway, the shares held by STEP. Mr. Herman disclaims beneficial ownership, together with Mr. Galloway, of the shares directly beneficially owned by STEP, except to the indirect interests by virtue of Mr. Herman being, together with Mr. Galloway, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |_|.

            Not Applicable
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Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable
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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable
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Item 8. Identification and Classification of Members of the Group.

            Not Applicable
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Item 9. Notice of Dissolution of Group.

            Not Applicable.
            --------------------------------------------------------------------

Item 10. Certifications.

      (a)   Not Applicable
      (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2007

                               Strategic Turnaround Equity Partners, LP (Cayman)
                               By: /s/ Gary Herman
                                   ---------------
                               Name: Gary Herman
                               Title: Managing Member of Galloway
                                      Capital Management, LLC, the
                                      Investment Advisor of Strategic
                                      Turnaround Equity Partners, LP (Cayman)

                               Galloway Capital Management, LLC

                               By: /s/ Gary Herman
                                   ---------------
                               Name: Gary Herman
                               Title: Managing Member


                                      By: /s/ Bruce Galloway
                                          -----------------------------
                                          Bruce Galloway

                                      By: /s/ Gary Herman
                                          -----------------------------
                                          Gary Herman